

September 13, 2013

VIA E-mail
Scott E. Way
General Counsel
LDR Holding Corporation
13785 Research Boulevard, Suite 200
Austin, Texas 78750

> **Re:** **LDR Holding Corporation**
> **Registration Statement on Form S-1**
> **Amendment No. 1 Filed August 9, 2013**
> **File No. 333-190829**

Dear Mr. Way:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Graphics

1.   We note your revisions to the front graphics and the addition of text relating to the locations of your operations. Please remove this text and the map graphic as this information is more appropriate in the summary and business sections.

Prospectus Summary, page 1

2.   We note your response to prior comment 3. It is unclear why you have removed the reference to the size of the potential market being small in the top of page 3. Please restore such reference.

3.   We note your statement in the spillover paragraph at the top of page 2 that you will be first-to-market. However, you also state that no market for your products currently exists. Given your disclosure that it will take time to develop a market, please tell us

whether you are aware of any similar products in your competitors' product pipelines that may be expected to hit the market in the future to compete with your new products.

Our Competitive Strengths, page 4

4.   Please clarify how your culture is a competitive strength relative to your competitors or remove the fourth bullet of this section. Similarly revise your disclosure at page 106.

The Offering, page 9

5.   We note your new disclosure regarding the use of $17.5 million in net proceeds to satisfy obligations to the holders of your Series C preferred stock. Please clarify the reasons for this payment and the nature of the "obligations" as it appears that upon a public offering this conversion is automatic as described on page F-21.

Unaudited Pro Forma Financial Information, page 65

6.   We note your response to prior comment 5 in our letter dated August 23, 2013. Please include a footnote to reconcile the actual and pro forma shares used to calculate the actual and pro forma loss per common share. Additionally, please quantify the nonrecurring charges or credits which will be included in your income or loss within the 12 months succeeding the transaction. In this regard, we note the charges associated with the beneficial conversion feature, unamortized discount and debt issuance costs of the convertible notes, and the unamortized discount and debt issuance costs of the loan facility.

7.   We note your response to prior comment 6. Please quantify the amount of the payment to be made to your holders of Series C preferred stock in exchange for their vote and the amount that will be excluded from earnings in your pro forma footnote.

Consolidated Balance Sheets, page F-3

8.   We note the column "Pro forma June 30, 2013." Since you are presenting this pro forma information with your audited financial statements, you should include a supplemental discussion of the pro forma information, presented in a manner consistent with Article 11 of Regulation S-X, as part of your Management Discussion and Analysis of Financial Condition and Results of Operations. This discussion should describe the basis of the pro forma information that is being presented, why management believes the presentation to be useful, and any potential risks associated with using such a presentation.

Note 11 – Stock Options, page F-24

9.   We note your response to prior comment 44 in our letter dated July 2, 2013. Based on this response, we note that you granted an aggregate of 28,000 options at an exercise

price of $1.19 per share on July 29, 2013. Additionally, we note from page F-24 that you granted 650,000 options at a weighted average exercise price of $0.96 during the six months ended June 30, 2013. It appears that there is a significant difference between the exercise prices of the stock options granted during fiscal 2013 and the preliminary IPO price range. Please tell us how the anticipated IPO price range and FDA approval during August 2013 impacted your assessment of fair value and why you are not recording any stock compensation expense for the difference in the IPO price range and the fair value of the price per share underlying the options on the date of grant. Refer to Topic 718 of the FASB Accounting Standards Codification.

10. We note from your response dated August 27, 2013 that you intend to complete a reverse stock split of your outstanding common stock prior to the effectiveness of your initial public offering. Please explain to us how you considered the guidance in paragraph 260-10-55-12 of the FASB Accounting Standards Codifications related to this reverse stock-split.

11. Further to the above, please explain to us how your independent auditors considered referencing and dual-dating its audit opinion on page F-2 related to the aforementioned stock split that will occur prior to the initial public offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris

Amanda Ravitz
Assistant Director

cc: via E-mail Carmel M. Gordian
                Ted A. Gilman